Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No.: 000-24539

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.

Attached are materials that may be used for investor presentations in addition to the investor presentation previously filed on June 9, 2010: 3

One Network. One Platform. One Patient. 4 One Network: Connecting the Community of Hospitals, Physicians and Post Acute Care Organizations Eclipsys Hospital

One Network. One Platform. One Patient. 5 One Network: Connecting the Community of Hospitals, Physicians and Post Acute Care Organizations Eclipsys Hospital Allscripts Hospital

One Network. One Platform. One Patient. 6
One Network: Connecting the Community of Hospitals,
Physicians and Post Acute Care Organizations
Eclipsys Hospital
Allscripts Hospital
Allscripts/Eclipsys Physician
Practice

Why Allscripts?
>
Leadership
–
The clear leader in providing innovative software, connectivity and information solutions that empower physicians and other healthcare providers to improve the health of both their patients and their bottom line
>
Our Footprint
– 160,000 Physicians
– 8,000 Post-Acute Providers
– 800 Hospitals
>
A Safe Choice
–
Financially Strong
–
Revenue of ~ $700 mm
–
R&D F2010 ~$70 mm
>
People & Experience
– Industrial Strength Management Team
7 One Network. One Platform. One Patient.

8 One Network. One Platform. One Patient. We are at the beginning of what we expect will be the single fastest transformation of any industry in US history

9 One Network. One Platform. One Patient.
2010: The Year of the EHR
<20
%
Approx. 20% EHR
Physician Penetration
-Early Adopters
~
$30B
~$30 Billion in
Federal Funding
70
%
70% of Funding Will Be
Spent in First 3 Years
Lower IT Investment in Healthcare Than Any Other Sector of Economy
Sources: United States Dept. of Health and Human Services: Fiscal Year 2010  Budget in Brief, ARRA
Centers for Disease Control and Prevention

Market Potential
Practice Size
Total # of
Practices
EHR Penetration
(FY08/09)
1-3 Physicians 163,000 ~10%
4-9 Physician 27,000 ~20%
10-25 Physicians 8,000 ~25%
26+ Physicians 2,000 ~40%
Total 200,000 ~12%
Source: SK&A = SK&A Information Services which sells databases for sales and marketing success in healthcare industry
10 One Network. One Platform. One Patient.

11 One Network. One Platform. One Patient.
70% of
Funding
Used
2013
First
Checks
Cut
Q1
2011
ARRA
Announced
Q1
2009
MU
Finalized
Q1
2010
Catalysts for EHR Adoption
~20%
Physician Penetration(a)
(a) ~20% estimate based on number of ambulatory physicians; penetration as a percentage of number of physician practices, is approximatley ~12%

12 One Network. One Platform. One Patient.
› MyWay & Professional
• Certification
Guarantee
• Regional Extension
Center Strategy
• Leverage installed
base
• Distribution Network
• Turn-key to Live
› Professional & Enterprise
• Certification Guarantee
• Community Partners
• Leverage installed base
• Distribution Network
• READY
› Enterprise
• Surround Suite
• Community Partners
• CONNECT
• READY
1-3
Physicians
4-25
Physicians
25+
Physicians &
Community
Our Approach – Comprehensive Ambulatory Portfolio

Electronic Health Records
Community Solutions
Electronic Prescribing
Care Management
Practice Management
Emergency Department
Revenue Cycle Management
Homecare
Patient Portal
Post Acute Solutions

13 One Network. One Platform. One Patient. An Industry-Leading Portfolio One Network. One Platform. One Patient. 13

Powerful Engine to Drive Sales
14 One Network. One Platform. One Patient.
Hospital/Community Distribution Partners
Exclusive Relationships: Henry Schein; Cardinal Health
Allscripts Distribution Network
~250 Direct Sales Professionals
Direct Marketing

JOHNS HOPKINS MEDICINE

BAYLOR Medical Center

North Shore LIJ
North Shore-Long Island Jewish Health System

NewYork-Presbyterian
The University Hospitals of Columbia and Cornell

SingHealth

YALE-NEW HAVEN HOSPITAL

calgary health region

UNIVERSITY OF PENNSYLVANIA HEALTH SYSTEM

Memorial Sloan-Kettering Cancer Center

15 One Network. One Platform. One Patient.
Eclipsys Today
• Enterprise HIT solution provider
• Operating in North America, Asia, and Middle East
• ~2800 employees
• $527 million in Non-GAAP
*
revenues in 2009
• U.S News and World Report Top 20 Best Hospitals
• 40% Eclipsys enterprise clinical clients
• 90% Use one or more Eclipsys solutions
• Leaders in healthcare delivery:
* Non-GAAP Revenue includes deferred revenue adjustments net of deferred costs adjustments related to the company's December 2008 acquisition of Premise Corporation.
Company Profile
Prestigious Client Base

The following slides will replace slides No. 21 and 22 previously filed on June 9, 2010 and may be used in connection with investor presentations.

Ambulatory Care Offering

Acute Care Offering

Post-Acute Care Offering

17
Sunrise Critical Care
Sunrise Acute
PeakPractice
HealthXchange
Sunrise Radiology
Sunrise Pharmacy
Sunrise Emergency
Sunrise Surgery
Sunrise Cardiology
Sunrise Laboratory
Sunrise PACs
Patient Financials EPSi Registration Outsourcing
Scheduling Remote Hosting Analytics
Access Consulting Decision Support
Enterprise Person ID Network/Desktop
Clinical Financial/RCM
Administrative/
Transactions
Intelligence/
Analytics
Services
Eclipsys Solution Set
Patient Flow
KBMA
KBC
Sunrise Ambulatory

Ambulatory Care Offering
Acute Care Offering
Post-Acute Care Offering

18
Enterprise
Professional
MyWay
Sunrise Critical Care
Sunrise Acute
ePrescribe ePrescribe
Payerpath
PeakPractice
HealthXchange
Care Mgmt.
Emergency Dept
Sunrise Radiology
Sunrise Pharmacy
Sunrise Emergency
Sunrise Surgery
Sunrise Cardiology
Sunrise Laboratory
Sunrise PACs
Patient Financials EPSi Registration Outsourcing
Scheduling Remote Hosting Analytics
Access Consulting
Decision Support
Enterprise Person ID Network/Desktop
Homecare
Post-Acute
A true end-to-end, integrated solution for the entire community of care
Clinical Financial/RCM
Administrative/
Transactions
Intelligence/
Analytics
Services
CQS
Our Combined Solution Set
Optimization
Academy
Patient Flow
KBMA
KBC
Sunrise Ambulatory